Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
     The following table sets forth the ratios of earnings to fixed charges for the periods presented (in thousands, except ratio):

	Thirteen Weeks Ended	Fiscal years ended
	May 1,	January 30,	January 31,	February 2,	February 3,	January 28,
	2010	2010	2009	2008	2007	2006

EARNINGS:
Pre-tax (loss) income from continuing operations	$(22,925)	$(12,086)	$(106,837)	$17,507	$66,524	$38,143
Fixed charges	36,279	129,901	128,864	138,424	134,983	27,965
Amortization of capitalized interest	62	217	163	144	145	140
Capitalized interest	(65)	(196)	(410)	(257)	(71)	(88)

Total Earnings	$13,351	$117,836	$21,780	$155,818	$201,581	$66,160

FIXED CHARGES:
Interest costs (1)	$26,281	$93,412	$94,031	$104,235	$101,170	$10,562
Amortization of debt expense and discount on indebtedness	2,297	5,592	4,226	4,187	6,044	1,578
Estimate of interest component of rental expense (2)	7,701	30,897	30,607	30,002	27,769	15,825

Total Fixed Charges	$36,279	$129,901	$128,864	$138,424	$134,983	$27,965

RATIO OF EARNINGS TO FIXED CHARGES (3)	0.37x	0.91x	0.17x	1.13x	1.49x	2.37x

(1)	Interest costs represent interest expensed and capitalized.

(2)	One-third of rental expense was determined to be a reasonable approximation of the estimate of interest component of rental expense.

(3)	In order to achieve a ratio of 1.00, additional income before taxes of $22,928 would be required for the thirteen weeks ended May 1, 2010, and $12,065 and $107,084 would be required for fiscal years ended January 30, 2010 and January 31, 2009, respectively.

     For the periods presented above, there were no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.